BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:		Schedule A
	X	Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER      TERYL RESOURCES CORP.

ISSUER’S ADDRESS      185 - 10751 SHELLBRIDGE WAY, RICHMOND, BC V6X 2W8

ISSUER’S TELEPHONE NUMBER      (604) 278-5996

CONTACT PERSON      JOHN ROBERTSON

CONTACT’S POSITION      PRESIDENT

CONTACT’S TELEPHONE NUMBER      (604) 278-5996

CONTACTS WEBSITE www.terylresources.com

CONTACTS EMAIL      N/A

FOR QUARTER ENDED      NOVEMBER 30, 2000

DATE OF REPORT      JANUARY 29, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN G. ROBERTSON	“John G. Robertson”	01/01/29
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

BRIAN CHERRY	“Brian Cherry”	01/01/29
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

SCHEDULE “B” - FORM 61

TERYL RESOURCES CORP.
for the six months ended November 30, 2000
(Unaudited)
(Prepared by Management)

1.	A.	Deferred exploration expense
		Exploration: -Westridge property	$ 5,138
		Exploration: -Gil Venture - Phase II	$136,116
$141,254

	B.	Aggregate amount of expenditures made to parties not at arm’s length:
		Management fees, rent and secretarial	$ 24,000

2.	A.	Common Shares issued during the period:	None
Outstanding as at this period end

Class	Par Value	Authorized No.	Issued No.	Issued Amount

Common	NPV	30,000,000	23,033,238	$6,020,427
Preferred	$1.00 par value	5,000,000	Nil	Nil

B.	Options Issued/Granted

25,000 incentive stock options were granted to a consultant at an exercise price of $0.24 per share and expire on October 11, 2005.

Options and Warrants outstanding as at November 30th, 2000

Class	Issued No.	Exercise Price	Expiry Date

Options	50,000	$0.20	February 27, 2002
Options	100,000	$0.15	November 16, 2003
Options	510,000	$0.15	March 17, 2004
Options	1,075,000	$0.24	September 12, 2005
Options	25,000	$0.24	October 11, 2005
Warrants	1,760,000	$0.18	March 22, 2001

C.	Shares in escrow: None

D.	List of directors as at November 30, 2000:
John Robertson, Susanne Robertson and Brian Cherry

E.	Related Party Transactions
During the period ended November 30, 2000, the Company paid $24,000 for management, rent and secretarial services to a company controlled by a director of the Company

SCHEDULE “C” - FORM 61

TERYL RESOURCES CORP.
for the six months ended November 30, 2000
(Unaudited)
(Prepared by Management)

MANAGEMENT DISCUSSION

On September 12th, 2000, the Company announced that stock options had been granted to two directors to purchase an aggregate of 1,075,000 common shares of the Company, exercisable for a period of five years from September 12th, 2000, at a price of $0.24 per share.

On October 17, 2000, the Company announced that it has granted stock options to a consultant to purchase an aggregate of 25,000 common shares, exercisable at a price of $0.24 per share.

By News release dated November 29, 2000, the Company announced that a total of 45,547 feet of drilling has been completed this year on the Gil Claim joint venture property.

2000 Totals for Phase I and Phase II are as follows:

RC - 95 holes for a total of	29,768’
Core - 33 holes for a total of	15,762’

-----------------
Total - 128 holes for a total of	45,547’

Please refer to the news release dated November 29, 2000 for a complete summary of the assay results. Those assays are for the Phase II drilling only. Phase I results were reported in the Company’s news release on April 18, 2000.

The Company’s joint venture partner, Kinross Gold Corporation, has commenced designing detailed exploration plans for 2001 to further advance the project.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation

Teryl Resources owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil claims joint venture property.